Soundstorm Digital, Inc.	Suite 1500 – 885 West Georgia Street Vancouver, British Columbia V6C 3E8 Phone: 604-861-8980 E-Mail: glee.amc@gmail.com

January 14, 2014

To:	Barbara C. Jacobs, Assistant Director
Or Luna Bloom, Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Soundstorm Digital, Inc.
Pre-Effective Amendment No. 3 to Registration Statement on Form S-1
Filed November 26, 2013
File No.: 333-189112

Dear Ms. Jacobs:

I am the President of Soundstorm Digital, Inc., a Nevada corporation.  I respectfully request that the Commission accelerate the effective date of our company’s Registration Statement on Form S-1 and amendments made thereto to January 16, 2014 at 2:00 pm Eastern Standard Time, or soon thereafter as practicable.  Accordingly, I would appreciate your prompt consideration of this request and would welcome as prompt a response as is convenient.

The company hereby acknowledges that:

1.

Should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve our company from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission if any person under the federal securities laws of the United States.

The company further acknowledges our full awareness of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in our Form S-1 registration statement.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact the undersigned at tel: (604) 861-8980.  Alternatively, you may contact Randall Brumbaugh, U.S. counsel for the Registrant, at tel: (626) 335-7750.

Sincerely,

/s/ Geoffrey Lee

Geoffrey Lee

President